Exhibit 99.2

Schedule "A"    Board of Directors – Mandate and Terms of Reference
Schedule "B"    Advance Notice By-law

Exhibit 99.2

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 15, 2014
BACKGROUND INFORMATION
At year-end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion"). Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. We operate under the name "Baytex Energy Corp." and, together with our subsidiaries, own, directly or indirectly, the same assets owned by the Trust and its subsidiaries immediately prior to the Corporate Conversion. In this information circular - proxy statement, references to "Baytex", "we", "us" and "our" refer to Baytex Energy Corp.
Pursuant to the Corporate Conversion, the issued and outstanding trust units of the Trust were ultimately exchanged for our common shares on a one-for-one basis. In addition, as part of the Corporate Conversion, all outstanding rights to acquire trust units (the "Trust Incentive Rights") granted under the Trust Unit Rights Incentive Plan of the Trust (the "Trust Incentive Plan") were exchanged for equivalent rights to acquire our common shares (the "Share Incentive Rights"). The Share Incentive Rights are subject to the terms of our Common Share Rights Incentive Plan (the "Share Incentive Plan"), which is substantially similar to the Trust Incentive Plan. For a description of the Share Incentive Plan, see "Executive Compensation – Common Share Rights Incentive Plan".
In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program. As a result, no new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired. For a description of our new long-term incentive plan, see "Executive Compensation – Share Award Incentive Plan".
In this information circular - proxy statement, references to (i) our common shares for periods prior to January 1, 2011 are deemed to be references to the trust units of the Trust, (ii) our Share Incentive Plan for periods prior to January 1, 2011 is deemed to be a reference to the Trust Incentive Plan, (iii) our Share Incentive Rights for periods prior to January 1, 2011 are deemed to be references to Trust Incentive Rights, (iv) our Board for periods prior to January 1, 2011 is deemed to be a reference to the board of directors of Baytex Energy Ltd. ("Baytex Energy"), the former administrator of the Trust, and (v) dividends on common shares for periods prior to January 1, 2011 are deemed to be references to distributions on trust units of the Trust.
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, May 15, 2014 in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof.
Forms of proxy must be deposited with Valiant Trust Company (by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax at (403) 233-2857) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://proxy.valianttrust.com/. Shareholders will be prompted to enter the control number which is located on the form of proxy. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 13, 2014 or at least 48 hours prior to the time of any adjournment of the meeting. The website may also be used to appoint a proxy holder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.

Only shareholders of record at the close of business on March 26, 2014 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.
The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) but not in respect of mailings to registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. In relation to the meeting, registered holders of our common shares will receive a paper copy of the notice of the meeting, this information circular – proxy statement and a form of proxy whereas beneficial holders of our common shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the notice of meeting, this information circular – proxy statement, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our common shares directly with the assistance of Broadridge Investor Communications Solutions. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 26, 2014, there were 126,414,430 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such share, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears in the register of shareholders maintained by Valiant Trust Company is entitled to cast such vote.
As at March 3, 2014, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,730,093 common shares, representing approximately 1.4% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 26, 2014, no person or company, beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
On February 24, 2014, we issued 38,433,000 subscription receipts ("Subscription Receipts") at a price of $38.90 per Subscription Receipt for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow. Each Subscription Receipt entitles the holder thereof to receive, on closing of the acquisition of Aurora Oil & Gas Limited, one common share. Holders of Subscription Receipts are not entitled to vote at the meeting.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.
MATTERS TO BE ACTED UPON AT THE MEETING
Fixing the Number of Directors of Baytex
The articles of Baytex provide for a minimum of three directors and a maximum of twelve directors. The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders. There are currently nine directors on our board of directors (the "Board"). At the meeting, it is proposed that the number of directors of Baytex to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at nine (9). Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at nine (9).
Election of Directors of Baytex
The nine (9) nominees proposed for election as directors of Baytex are as follows:

James L. Bowzer	R.E.T. (Rusty) Goepel
John A. Brussa	Gregory K. Melchin
Raymond T. Chan	Mary Ellen Peters
Edward Chwyl	Dale O. Shwed
Naveen Dargan

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.
Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, whether acceptance of the resignation is in the best interests of Baytex and any extraordinary circumstances relating to the director nominee, the composition of the Board or the voting results. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, age (at December 31, 2013), place of residence, committee memberships, the year in which they became a director, the votes for and withheld for their election at the last annual meeting of shareholders and a brief biography. This information is based partly on our records and partly on information received by us from the nominees.

			Voting Results from the last Annual Meeting
		Director	Votes For		Votes Withheld
Nominee for Election as Director	Age	Since(1)	#	%	#	%
James L. Bowzer Calgary, AB	53	2012	51,589,536	89.4%	6,086,850	10.6%

Mr. Bowzer was appointed President, Chief Executive Officer and a director of Baytex on September 4, 2012. Prior to joining Baytex, Mr. Bowzer worked for Marathon Oil Corporation for 30 years in various positions, including Vice President, North American Production Operations and Regional Vice President, International Production. Mr. Bowzer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University. He is currently a member of the Board of Governors of the Canadian Association of Petroleum Producers.

John A. Brussa Calgary, AB	56	1997	39,898,289	69.2%	17,778,097	30.8%
Member of: - Reserves Committee - Nominating and Governance Committee
Mr. Brussa holds a Bachelor of Arts, History and Economics degree and a Bachelor of Laws degree. He is the Vice Chairman of Burnet, Duckworth & Palmer LLP, a Calgary-based energy law firm where he focuses on tax law. He is also a director of a number of energy and energy-related companies. Mr. Brussa is a past governor of the Canadian Tax Foundation.

Raymond T. Chan Calgary, AB	58	1998	48,028,066	83.3%	9,647,420	16.7%

Mr. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009. He served as the Interim Chief Executive Officer of Baytex from May to September 2012. He originally joined Baytex Energy in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President and Chief Executive Officer (September 2003 to November 2007); and Chief Executive Officer (November 2007 to December 2008). Mr. Chan has been a director of Baytex Energy since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Edward Chwyl Victoria, BC	70	2003	51,828,571	89.9%	5,846,915	10.1%
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same position with Baytex Energy since February 17, 2009. From September 2003 to December 2008, Mr. Chwyl was the Chairman of the Board of Directors of Baytex Energy. Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998. Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Naveen Dargan Calgary, AB	56	2003	51,819,473	89.9%	5,856,913	10.1%
Member of: - Audit Committee - Compensation Committee
Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his career as Senior Managing Director and Head of Energy Investment Banking at Raymond James Ltd.

R.E.T. (Rusty) Goepel Vancouver, BC	71	2005	57,411,510	99.5%	264,876	0.5%
Member of: - Nominating and Governance Committee
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd. He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001. He is past Chairman of the Vancouver 2010 Winter Olympics and The Business Council of British Columbia. He is a recipient of the Queen's Gold and Diamond Jubilee Medals for service to the community, financial industry and business.

			Voting Results from the last Annual Meeting
Gregory K. Melchin Calgary, AB	60	2008	57,414,295	99.5%	262,091	0.5%
Member of: - Audit Committee
Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta. He has also completed the Directors Education Program with the Institute of Corporate Directors. He is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility. Mr. Melchin was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Mary Ellen Peters Highland, MI	57	2013	n/a	n/a	n/a	n/a
Member of: - Audit Committee - Compensation Committee
Ms. Peters holds a Bachelor of Science degree (major in finance) and a Master of Business Administration degree. She has also completed executive management programs at Penn State University and Indiana University and the Oxford Energy Seminar. She is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Company LP. Prior thereto, she held various technical and management positions with Marathon.

Dale O. Shwed Calgary, AB	55	1993	50,014,976	86.7%	7,661,410	13.3%
Member of: - Reserves Committee
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003. Prior thereto, he was President and Chief Executive Officer of Baytex Energy from 1993 to August 2003. He commenced his career in the oil and gas industry in 1980.

Note:

(1)
Each of the nominees became a director of Baytex Energy Corp. on December 31, 2010, other than Mr. Bowzer who became a director on September 4, 2012 and Ms. Peters who became a director on July 1, 2013. The date referenced in the table is the year in which each nominee became a director of our wholly-owned subsidiary, Baytex Energy Ltd. (or its predecessor).

Director Equity Ownership
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by the individual members of the Board as of March 3, 2014 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Share Incentive Rights(3)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
James L. Bowzer	34,349	1,429,949	82,667	3,441,427	20,667	860,367	-	-	5,731,743
John A. Brussa	362,547	15,092,832	3,302	137,462	876	36,468	8,000	194,800	15,461,562
Raymond T. Chan	619,142	25,774,881	43,668	1,817,899	11,336	471,918	75,000	1,826,250	29,890,948
Edward Chwyl	58,207	2,423,157	3,302	137,462	876	36,468	8,000	194,800	2,791,888
Naveen Dargan	147,021	6,120,484	3,302	137,462	876	36,468	2,667	64,941	6,359,356
R.E.T. (Rusty) Goepel	29,241	1,217,303	3,302	137,462	876	36,468	8,000	194,800	1,586,033
Gregory K. Melchin	28,886	1,202,524	3,302	137,462	876	36,468	8,000	194,800	1,571,254
Mary Ellen Peters	2,500	104,075	1,056	43,961	264	10,990	-	-	159,027
Dale O. Shwed	124,573	5,185,974	3,302	137,462	876	36,468	8,000	194,800	5,554,704
Notes:

(1)
The amount and value of the common shares includes Subscription Receipts. The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on March 3, 2014 ($41.63).

(2)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 3, 2014. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the awards.

(3)
The value of the Share Incentive Rights was calculated based on the difference between the closing price of the common shares on the TSX on March 3, 2014 and the exercise price of the Share Incentive Rights on March 3, 2014. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

Experience and Background of Directors
The following table outlines the experience and background of, but not necessarily the technical expertise of, the individual members of the Board as of December 31, 2013 based on information provided by such individuals.

Director	Enterprise Management(1)	Business Development(2)	Financial Literacy(3)	Corporate Governance(4)	Change Management(5)	Operations(6)	HS&E Management(7)	Financial Experience(8)	International Experience(9)	Human Resources(10)	Reserves Evaluation(11)	Risk Evaluation(12)
James L. Bowzer	√	√	√	√	√	√	√	√	√	√	√	√
John A. Brussa		√	√	√								√
Raymond T. Chan	√	√	√	√	√	√	√	√		√	√	√
Edward Chwyl	√	√	√	√		√				√	√
Naveen Dargan	√	√	√	√	√		√	√		√		√
R.E.T. (Rusty) Goepel	√	√	√	√	√			√		√		√
Gregory K. Melchin	√	√	√	√		√	√	√		√		√
Mary Ellen Peters	√	√	√	√		√	√			√		√
Dale O. Shwed	√	√	√	√	√	√	√			√	√	√
Total	8	9	9	9	5	6	6	5	1	8	4	8
Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	International Experience – experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.
Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
None of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte LLP have acted as the auditors of Baytex/Baytex Energy Trust since September 2003.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte LLP during fiscal 2013 and 2012:

	Aggregate fees billed ($000s)
	2013	2012
Audit Fees	$1,056	$1,031
Audit-Related Fees	-	-
Tax Fees	21	364
All Other Fees	-	-
	$1,077	$1,395

Audit Fees: Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2013 and 2012 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting and review of prospectuses related to debt issuances.
Audit-Related Fees: Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
Tax Fees: Tax fees included tax planning and various taxation matters.
Advisory Vote on Executive Compensation
The underlying principle for executive compensation throughout Baytex is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce our values and help us to deliver on our corporate objectives. A detailed discussion of our executive compensation program is provided in the "Compensation Discussion & Analysis" section of this information circular - proxy statement. After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the information circular - proxy statement of Baytex dated April 2, 2014."
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
Approval of Advance Notice By-law
Background

The Board has approved the adoption by Baytex of By-law No. 2 relating to the provision of advance notice of nominations of directors of Baytex (the "Advance Notice By-law"). A summary of the main terms of the Advance Notice By-law is provided below. A complete copy of the Advance Notice By-law is attached as Schedule "B" hereto.

Purpose of the Advance Notice By-law

The purpose of the Advance Notice By-law is to provide shareholders, the Board and management of Baytex with a clear framework for director nominations and to help ensure orderly business at Shareholder meetings by effectively preventing director nominations from the floor of a meeting without prior notice or appropriate disclosure. Among other things, the Advance Notice By-law fixes a deadline by which a nominating Shareholder must submit director nominations to Baytex prior to any annual or special meeting of shareholders. It also specifies the information that a nominating Shareholder must include in the notice to Baytex in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Summary of the Terms of the Advance Notice By-law

The Advance Notice By-law provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with Section 136 of the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to Section 142 of the Business Corporations Act (Alberta).

The Advance Notice By-law fixes a deadline by which holders of record of common shares must submit director nominations to the Corporate Secretary of Baytex prior to any annual or special meeting of shareholders and outlines the specific information that a nominating Shareholder must include in the written notice to the Corporate Secretary of Baytex for an effective nomination to occur. No person nominated by a Shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of the Advance Notice By-law.

In the case of an annual meeting of shareholders, notice to the Corporate Secretary of Baytex must be given not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporate Secretary of Baytex must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law.

Confirmation and Approval of the Advance Notice By-law by Shareholders

Baytex is seeking the confirmation and approval of the Advance Notice By-law by the shareholders at the meeting, as set forth more fully below. Although the adoption of the Advance Notice By-law was effective on approval by the Board, it is subject to Shareholder confirmation at the meeting. If the Advance Notice Bylaw is confirmed by shareholders at the meeting, it will continue in effect. If the Advance Notice By-law is rejected by the shareholders at the meeting, it will cease to be effective and no subsequent resolution of the Board to make, amend or repeal a by-law of Baytex having substantially the same purpose or effect as the Advance Notice By-law shall be effective until confirmed or confirmed as amended by the shareholders.

At the meeting, the shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution approving, ratifying and confirming the Advance Notice By-law:

"BE IT RESOLVED THAT:

1.	By-law No. 2 of Baytex, in the form attached to the information circular - proxy statement of Baytex dated April 2, 2014, is hereby approved, ratified and confirmed as a by-law of Baytex; and

2.
Any director or officer of Baytex be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the meeting on such resolution. Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution.

DIRECTOR COMPENSATION
General
Each of our directors is also a director of our wholly-owned subsidiary, Baytex Energy Ltd. Our directors are compensated by Baytex Energy Ltd. and not us.

The Compensation Committee of the Board (the "Compensation Committee") is responsible for the development and implementation of a compensation plan for the directors of Baytex Energy who are not also officers of Baytex Energy (the "independent directors"). Officers of Baytex Energy who are also directors are not paid any compensation for acting as a director.
The main objectives of Baytex Energy's directors' compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders. To meet and maintain these objectives, the Compensation Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – Compensation Review Process – Competitive Factors" for a listing of the peer group members). The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
At a meeting held on December 11, 2012, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2013.
The following table sets forth the principal elements of the directors' compensation plan for the year ended December 31, 2013. In addition, independent directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer - Annual	40,000
Additional Lead Independent Director Retainer - Annual	25,000
Additional Chair Retainers - Annual: Audit Compensation Nominating and Governance Reserves	25,000 8,000 8,000 8,000
Meeting Attendance Fee	1,500
The following table sets forth the cash retainers and fees that were paid to each of the independent directors during the year ended December 31, 2013. Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	40,000	-	8,000	10,500	58,500
Edward Chwyl	40,000	25,000	8,000	10,500	83,500
Naveen Dargan	40,000	-	25,000	15,000	80,000
R.E.T. (Rusty) Goepel	40,000	-	-	15,000	55,000
Gregory K. Melchin	40,000	-	-	15,000	55,000
Mary Ellen Peters(1)	20,000	-	-	7,500	27,500
Dale O. Shwed	40,000	-	8,000	7,500	55,500
Note:

(1)	As Ms. Peters was appointed a director on July 1, 2013, she was paid a pro-rated retainer in 2013.

New for 2014: At a meeting held on December 12, 2013, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. As a result of this review, the Compensation Committee recommended that an annual retainer of $10,000 be adopted for members of the Audit Committee (other than the Chair) effective January 1, 2014. This change was subsequently considered and approved by the Board at a meeting held on March 12, 2014.
Long-Term Incentive Compensation
Effective January 1, 2011, we adopted a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to independent directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all restricted awards and performance awards granted to any one independent director during a calendar year, as calculated on the date of grant, cannot exceed $100,000. For further information, see "Executive Compensation – Share Award Incentive Plan".
On December 11, 2012, the Compensation Committee approved the award of 460 restricted awards and 1,800 performance awards to each independent director under the Share Award Incentive Plan. These awards were split into two equal amounts with 50% granted on January 18, 2013 and 50% granted on April 1, 2013. See "Executive Compensation – Share Award Incentive Plan – Grant Practice".
Prior to the adoption of the Share Award Incentive Plan, independent directors were eligible to be granted Trust Incentive Rights under the Trust Incentive Plan, provided that the aggregate number of Trust Incentive Rights granted to independent directors could not exceed 1% of the issued and outstanding trust units (plus the number of trust units that may be issued on the exchange of any outstanding exchangeable shares) and the value of Trust Incentive Rights granted to any one independent director during a calendar year could not exceed $100,000.
Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares. The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan. No new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised or expired.
The following table shows the number of common shares issuable to the independent directors pursuant to the Share Award Incentive Plan and the Share Incentive Plan as at December 31, 2013:

	Common Shares issuable as at December 31, 2013
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	5,520
Performance Awards	20,868
Subtotal	26,388	0.021

Share Incentive Plan
Share Incentive Rights	42,667	0.034

Total	69,055	0.055
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2013.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 89,923, which represents 0.072% of the issued and outstanding common shares as at December 31, 2013.

For further information regarding the outstanding restricted awards, performance awards and Share Incentive Rights held by the independent directors, see "Outstanding Option-based and Share-based Awards" and "Incentive Plan Awards – Value Vested or Earned during the Year" below.
Summary Compensation Table
The following table sets forth the total compensation paid to the independent directors for the year ended December 31, 2013.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John A. Brussa(2)	58,500	99,892	-	-	-	-	158,392
Edward Chwyl	83,500	99,892	-	-	-	-	183,392
Naveen Dargan	80,000	99,892	-	-	-	-	179,892
R.E.T. (Rusty) Goepel	55,000	99,892	-	-	-	-	154,892
Gregory K. Melchin	55,000	99,892	-	-	-	-	154,892
Mary Ellen Peters	27,500	50,807	-	-	-	-	78,307
Dale O. Shwed	55,500	99,892	-	-	-	-	155,392
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see "Executive Compensation – Share Award Valuation" below.

(2)
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.

Outstanding Option-based and Share-based Awards
The following table sets forth for each independent director all option-based and share-based awards outstanding as at December 31, 2013.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		At Grant Date ($)	At Year-end ($)
John A. Brussa	8,000	27.72	17.94	Dec. 11, 2014	189,600	876 RA 3,302 PA	173,598	-
Edward Chwyl	8,000	27.72	17.94	Dec. 11, 2014	189,600	876 RA 3,302 PA	173,598	-
Naveen Dargan	2,667	27.72	17.94	Dec. 11, 2014	63,208	876 RA 3,302 PA	173,598	-
R.E.T. (Rusty) Goepel	8,000	27.72	17.94	Dec. 11, 2014	189,600	876 RA 3,302 PA	173,598	-
Gregory K. Melchin	8,000	27.72	17.94	Dec. 11, 2014	189,600	876 RA 3,302 PA	173,598	-
Mary Ellen Peters	-	-	-	-	-	264 RA 1,056 PA	54,965	-
Dale O. Shwed	8,000	27.72	17.94	Dec. 11, 2014	189,600	876 RA 3,302 PA	173,598	-
Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "Executive Compensation – Common Share Rights Incentive Plan – Exercise Price".

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2013 (being $41.64) and the exercise price of the Share Incentive Rights on December 31, 2013. For purposes of this calculation, the exercise price has been reduced to account for dividends paid on the common shares subsequent to the grant date.

(3)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2013 (being $41.64). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each independent director the value of option-based and share-based awards which vested during the year ended December 31, 2013 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013.

Name	Option-based Awards Value vested during the year ($)	Share-based Awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year ($)
John A. Brussa	-	110,595	-
Edward Chwyl	-	110,595	-
Naveen Dargan	-	110,595	-
R.E.T. (Rusty) Goepel	-	110,595	-
Gregory K. Melchin	-	110,595	-
Mary Ellen Peters	-	-	-
Dale O. Shwed	-	110,595	-
Note:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

COMPENSATION DISCUSSION AND ANALYSIS
The Compensation Committee is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex and its affiliates. The Compensation Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.
The Compensation Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex Energy and its affiliates in the context of the general and administrative expense budget which is approved by the Board. The Compensation Committee meets at least annually with the Executive Chairman and the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.
Compensation Governance
The Compensation Committee is comprised of the following directors: Edward Chwyl (Chairman), Naveen Dargan and Mary Ellen Peters. The Nominating and Governance Committee has determined that each of these directors is independent. See "Statement of Corporate Governance Practices – Board of Directors".
All of the Compensation Committee members have direct experience in establishing and operating executive and corporate compensation programs. Mr. Chwyl is a retired businessman with over 35 years of experience in the oil and gas industry. His direct experience with executive compensation matters includes serving as the President and Chief Executive Officer of a publicly-traded intermediate oil and gas company for nine years and on the compensation committees of several other public oil and gas companies. Mr. Dargan is a retired businessman with over 20 years of experience in the investment banking business (primarily focussed on the energy sector). His direct experience with executive compensation matters includes dealing with compensation matters in the investment banking business and serving on the compensation committees of several other public companies. Ms. Peters is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Company LP. As a senior officer with Marathon, she had responsibility for managing a large staff and their compensation levels. For further information, see each member's biography under "Matters to be Acted Upon at the Meeting – Election of Directors" above.
Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor has not, at any time during the year ended December 31, 2013, been retained to assist in determining compensation for any of our directors and officers.
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing compensation programs for Baytex and its affiliates, the Compensation Committee's objective is to design programs that reward performance relative to industry peers and align the interest of management with the shareholders. The Compensation Committee seeks to achieve this objective by:

•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of annual (cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. If threshold performance is not met, the payout multiplier will be 0x and no payouts will be made under the performance awards.

•
Using a variety of measures to assess corporate performance, such as total shareholder return, profitability of investment, as measured by recycle ratio which is calculated by dividing the actual historic cash flow from producing the reserves by the cost of acquiring the reserves (commonly referred to as finding, development and acquisition costs), annual production and health, safety and environmental performance metrics.

Identification of Named Executive Officers
We are required to disclose the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers whose total annual compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers"). Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us.
For the year ended December 31, 2013, the Named Executive Officers were: Raymond T. Chan, Executive Chairman; James L. Bowzer, President and Chief Executive Officer; W. Derek Aylesworth, Chief Financial Officer; Marty L. Proctor, Chief Operating Officer; and Geoffrey J. Darcy, Vice President, Marketing.

Compensation Review Process
The Compensation Committee met in December 2013 to establish bonuses and long-term incentive plan awards for 2013 performance and base salaries for 2014. In establishing overall compensation levels, the Compensation Committee considered corporate and individual performance during the year ended December 31, 2013 and competitive factors in the local marketplace.
Performance
In establishing overall compensation levels, the Compensation Committee first assesses performance at the corporate level. Measures commonly used by the Compensation Committee to assess corporate performance include total shareholder return, recycle ratio and annual production.
The Compensation Committee then assesses the individual performance of the Executive Chairman, the President and Chief Executive Officer and each of the other officers of Baytex Energy. The Executive Chairman assists the Compensation Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the Compensation Committee with the performance assessment of the other officers.
The following table presents the total shareholder return (assuming reinvestment of dividends) for us, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Corp.	S&P/TSX Oil & Gas Exploration & Production Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2013	3.5%	13.8%	13.0%	32.4%
Five-year period ended December 31, 2013 (compound annual return)	31.2%	5.9%	12.3%	17.9%

We achieved first quartile performance on a recycle ratio basis (for the one and three-year periods ended December 31, 2012) in a report prepared by Macquarie (an independent investment dealer) that analyzed the capital efficiency of 14 "high yield" exploration and production companies (which included Baytex and those companies listed in the table below under "Competitive Factors" (other than MEG Energy Corp. and Zargon Oil & Gas Ltd.)).
During the year ended December 31, 2013, we achieved average annual production in excess of the mid-point of our original full-year production guidance, generated the highest level of annual funds from operations in our history, completed one of the strongest cold horizontal multi-lateral drilling programs in our history at Peace River with new wells establishing average 30-day peak production rates of approximately 600 barrels per day and completed the disposition of low rate of return, non-core assets for $42 million at attractive transaction metrics of approximately $380,000 per flowing barrel.

Competitive Factors
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace, the President and Chief Executive Officer prepares, at the direction of the Compensation Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the Compensation Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the Compensation Committee. For 2013, the members of the peer group were:

ARC Resources Ltd.	Lightstream Resources Ltd.	Trilogy Energy Corp.
Bonavista Energy Corporation	MEG Energy Corp.	Twin Butte Energy Ltd.
Bonterra Energy Corp.	Pengrowth Energy Corporation	Vermilion Energy Inc.
Crescent Point Energy Corp.	Penn West Petroleum Ltd.	Whitecap Resources Inc.
Enerplus Corporation	Peyto Exploration & Development Corp.	Zargon Oil & Gas Ltd.

As a final check on the reasonableness of overall compensation at Baytex, the Compensation Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above. The Compensation Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group. Based on publicly reported data for the nine month period ended September 30, 2013, our general and administrative costs per unit of production of $2.13/boe were approximately 6.2% lower than the peer group average of $2.27/boe.
Compensation Program Components
Executive compensation at Baytex consists of essentially four components: (1) base salary; (2) bonuses; (3) long‑term incentive compensation; and (4) other benefits. Each of these compensation components is summarized in the following sections.
Base Salaries
Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Compensation Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry. As described above under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry-specific compensation data.
The Compensation Committee met in December 2013 to establish base salaries for the officers for 2014. Factors considered by the Compensation Committee included corporate and individual performance and competitive factors in the local marketplace. Based on its assessment of these factors, the Compensation Committee determined that an increase in base salaries was warranted. The base salaries for our Named Executive Officers were increased effective January 1, 2014 by an average of 5.0% from 2013 levels.

Bonuses
An annual bonus may be paid based on the Compensation Committee's subjective assessment of Baytex's general performance and each officer's contribution to such performance. In a year where Baytex experiences significant growth resulting in a change to its peer group for comparison purposes, a bonus payment may be used to adjust the total cash compensation of the officers to reflect overall compensation levels at the new peer group. In the oil and gas industry, there is generally a direct relationship between corporate size and total cash compensation.
The Compensation Committee met in December 2013 to establish annual bonuses for the officers for performance during 2013. Factors considered by the Compensation Committee included attainment of 2013 corporate production targets, execution of 2013 capital expenditure program, first quartile performance on a recycle ratio basis, advancement of thermal recovery projects, management of risk exposures and crude oil marketing to maximize product sales netbacks, optimization of asset portfolio through strategic acquisitions and divestitures, enhancement of liquidity by increasing the amount and maximum term of our credit facilities, completion of strategic planning initiatives and long-term sector leading performance on a total shareholder return basis. Based on its assessment of these factors and competitive factors in the local marketplace, the Compensation Committee determined that the payment of an annual bonus was warranted. The annual bonuses paid to our Named Executive Officers for performance during 2013 averaged 91.3% of their 2013 base salaries (2012 – 103.0%).
Long-Term Incentive Compensation
Our Share Award Incentive Plan forms the basis of our long-term incentive compensation program. This plan is a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. For further information, see "Executive Compensation – Share Award Incentive Plan".
Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish issue dates for a restricted award that would result in all of the common shares awarded pursuant to such restricted award being issued prior to the third anniversary of the grant date of such restricted award. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
Each performance award entitles the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish issue dates for a performance award that would result in all of the common shares awarded pursuant to such performance award being issued prior to the third anniversary of the grant date of such performance award. The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For those performance awards where the issue date is the second or third anniversary of the grant date, the payout multiplier will be the arithmetic average of the payout multiplier for each of the two or three preceding fiscal years, respectively. The number of common shares to be issued on the applicable issue date for a performance award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
For share awards granted in 2011 and 2012, the Compensation Committee's practice was to split the restricted and performance awards into two equal amounts, with 50% to be granted on a date determined by the Compensation Committee and 50% to be deferred by approximately six months (with such grant being conditional on the grantee continuing to be a service provider at such time). The issue dates established by the Compensation Committee for these awards were one-third on each of the first, second and third anniversary dates of the date of grant. The Compensation Committee felt that structuring the awards in this manner increased the retention element of the Share Award Incentive Plan.

On March 25, 2013, the Compensation Committee changed its grant practice to make a single grant with an issue date schedule that was structured in the same manner as share awards with a "split" grant date. This change simplified the administration of the plan by reducing the number of grants by 50% while still achieving the retention element of the prior "split" grant practice. As a result of this change, all share awards that had been approved for grant on a future date were granted on April 1, 2013 (with the same issue date schedule).
For any new share awards granted after March 25, 2013, the Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
The Compensation Committee is responsible for determining the allocation of the share awards between restricted and performance awards. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The Compensation Committee believes that the pay for performance orientation of the performance awards is aligned with shareholder interests. The portion of performance awards received relative to restricted awards increases with greater levels of responsibility. As a result, a significant portion of the share awards granted to the Named Executive Officers are in the form of performance awards (see "2013 Awards" and "2014 Awards" below).
2013 Awards
On December 11, 2012, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 383,024 restricted awards and 321,856 performance awards were approved for grant to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries during 2013. The following table details the restricted and performance awards granted to each of the Named Executive Officers during 2013.

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)	Performance Awards as % of Total Award (%)
Raymond T. Chan	7,000	28,000	80
James L. Bowzer(2)	4,000	16,000	80
W. Derek Aylesworth	7,500	22,500	75
Marty L. Proctor	7,500	22,500	75
Geoffrey J. Darcy	6,300	11,700	65
Notes:

(1)
Of these amounts, 50% was granted effective January 18, 2013 (with an issue date schedule of one-third on each of January 18, 2014, 2015 and 2016) and the remaining 50% was granted effective April 1, 2013 (with an issue date schedule of one-third on each of July 1, 2014, 2015 and 2016). The value of these grants is reported in the Summary Compensation Table.

(2)
Mr. Bowzer commenced employment with Baytex on September 1, 2012. In connection with his hiring, he was awarded 20,000 restricted awards and 80,000 performance awards, of which 50% was granted effective October 1, 2012 (with an issue date schedule of one-third on each of October 1, 2013, 2014 and 2015) and the remaining 50% was granted effective April 1, 2013 (with an issue date schedule of one-third on each of April 1, 2014, 2015 and 2016). The grant made on April 1, 2013 is not included in the table above, but is reported in the Summary Compensation Table.

On December 11, 2012, the Compensation Committee established the corporate performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2013 payout multiplier, which is used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2014. The Compensation Committee met on December 12, 2013 to assess our performance relative to such corporate performance measures and to establish the 2013 payout multiplier. Listed below are the results of the assessment:

Corporate Performance Measure	Results / Quartile Ranking	Multiplier	Weighting	Weighted Multiplier
Relative Total Shareholder Return ("TSR") for one-year period ended November 30, 2013	Baytex's TSR of 3.5% ranked 20 out of the 33 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a Third Quartile ranking.	1.0	14.3%	0.143
Relative TSR for three-year period ended November 30, 2013	Baytex's TSR of 15% ranked 11 out of the 33 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a Second Quartile ranking.	1.5	14.3%	0.214
Relative TSR for five-year period ended November 30, 2013	Baytex's TSR of 253% ranked 9 out of the 33 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a First Quartile ranking.	2.0	14.3%	0.286
Relative Recycle Ratio for one-year period ended December 31, 2012 (including future development costs)	Baytex ranked 2 out of the 14 companies evaluated by Macquarie (an independent investment dealer) in their 2012 Canadian E&P Capital Efficiency Scorecard for this period resulting in a First Quartile ranking.	2.0	14.3%	0.286
2013 Production Volumes	Actual 2013 production of 57,196 boe/d resulted in a Second Quartile ranking.	1.5	14.3%	0.214
Development and execution of strategic plan	The Compensation Committee evaluated management's performance and assigned a First Quartile ranking.	2.0	14.3%	0.286
Development of Health, Safety and Environmental Management system and continuous improvement performance metrics	The Compensation Committee evaluated management's performance and assigned a First Quartile ranking.	2.0	14.3%	0.286
Total				1.715
Payout Multiplier				1.5x

The following table sets forth the payout multipliers applicable to performance awards that were previously granted. For those performance awards where the issue date is the second or third anniversary of the grant date, the payout multiplier is calculated as the arithmetic average of the payout multiplier for each of the two or three preceding fiscal years, respectively. For example, performance awards that were granted in 2012 with an issue date in 2014 have a payout multiplier of 1.75x, being the arithmetic average of the 2012 payout multiplier of 2x and the 2013 payout multiplier of 1.5x.

Grant Year	Issue Year
	2012	2013	2014	2015	2016
2011	2x	2x	1.83x	-	-
2012	-	2x	1.75x	TBD	-
2013	-	-	1.5x	TBD	TBD

2014 Awards
On December 12, 2013, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 410,304 restricted awards and 352,216 performance awards were approved for grant to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries during 2014. Depending on each grantee's historical grant cycle, these awards were either granted on (i) January 18, 2014 (with an issue date schedule of one-sixth on each of January 18, 2015, July 1, 2015, January 18, 2016, July 1, 2016, January 18, 2017 and July 1, 2017) or (ii) July 1, 2014 (with an issue date schedule of one-sixth on each of July 1, 2015, January 18, 2016, July 1, 2016, January 18, 2017, July 1, 2017 and January 1, 2018).
The following table details the restricted and performance awards to be granted to each of the Named Executive Officers during 2014.

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)	Performance Awards as % of Total Award (%)
Raymond T. Chan	5,000	20,000	80
James L. Bowzer	12,000	48,000	80
W. Derek Aylesworth	7,500	22,500	75
Marty L. Proctor	7,500	22,500	75
Geoffrey J. Darcy	4,200	7,800	65
Note:

(1)
Due to a special trading blackout affecting all of our insiders, the granting of these awards was deferred from January 18, 2014 to March 17, 2014. These grants have an issue date schedule of one-sixth on each of January 18, 2015, July 1, 2015, January 18, 2016, July 1, 2016, January 18, 2017 and July 1, 2017. These grants will be reported in the Summary Compensation Table next year.

The Compensation Committee established the following corporate performance measures for purposes of calculating the 2014 payout multiplier, which will be used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2015: (1) total shareholder return relative to the member companies in the S&P/TSX Oil & Gas Exploration & Production Index for the one, three and five year periods ended November 30, 2014 (weighting three-sevenths); (2) recycle ratio for the year ended December 31, 2013 relative to a custom peer group comprised of comparable dividend-paying companies in the S&P/TSX Oil & Gas Exploration & Production Index (weighting one-seventh); (3) attainment of corporate production targets during 2014 (weighting one-seventh); (4) development and execution of the strategic plan (weighting one-seventh); and (5) attainment of health, safety and environmental performance targets during 2014 (weighting one-seventh).

Historical Grant Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan and the Share Incentive Plan as at December 31, 2013.

	Common Shares issuable as at December 31, 2013
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	723,000
Performance Awards	580,000
Subtotal	1,303,000	1.04

Share Incentive Plan
Share Incentive Rights	717,000	0.57

Total	2,020,000	1.61
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2013.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 2,600,000, which represents 2.07% of the issued and outstanding common shares as at December 31, 2013.

The following table summarizes the number of share awards granted during the periods noted below and the potential dilutive effect of such share awards.

Period	Share Awards Granted		Weighted Average Common Shares Outstanding	Burn Rate(1) Assuming a Payout Multiplier of:
	Restricted	Performance		0x	1x	1.5x	2x
2011	389,000	243,000	115,960,000	0.34%	0.55%	0.65%	0.75%
2012	370,000	306,000	119,959,000	0.31%	0.56%	0.69%	0.82%
2013	437,000	374,000	123,749,000	0.35%	0.66%	0.81%	0.96%
Note:

(1)
The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period. The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants.

For further information regarding the outstanding restricted awards, performance awards and Share Incentive Rights held by the Named Executive Officers, see "Executive Compensation – Outstanding Option-based and Share-based Awards" and "Executive Compensation – Incentive Plan Awards – Value Vested or Earned during the Year" below.

Other Benefits
The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. Baytex's contributions vest immediately in favour of the employee. The employee contributions are allocated by the employee to either an RRSP, a spousal RRSP or a tax-free savings account. Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account, an investment account or a health spending account. Investment options under this plan include a suite of professionally managed investment funds and our common shares.
Summary
The Compensation Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Corp. (and its predecessor Baytex Energy Trust), the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2008, assuming reinvestment of dividends and distributions.

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013
Baytex Energy Trust / Baytex Energy Corp.	100	221	368	472	375	388
S&P/TSX Oil & Gas Exploration & Production Index	100	142	161	132	117	133
S&P/TSX Composite Index	100	137	162	148	158	179
S&P 500 Index	100	126	146	149	172	228

The compensation received by the Named Executive Officers generally corresponds with fluctuations in our total return over the periods indicated on the above graph (other than 2010 when the Named Executive Officers were not granted any long-term incentive compensation as a result of the transition from the Share Incentive Plan to the Share Award

Incentive Plan in connection with the Corporate Conversion at year-end 2010). Due to the inherent link between the value of our share awards and Share Incentive Rights and fluctuations in the market price of the common shares, the underlying value of long-term incentive awards naturally followed fluctuations in our total return.
The Compensation Committee met in December 2012 to approve 2013 base salaries for our Named Executive Officers. Base salaries for our Named Executive Officers increased by an average of 4.7% from 2012 levels (in 2012 increased by 5.8% from 2011 levels). The reduced level of base salary increases was reflective of our total shareholder return for the year ended December 31, 2012 of -20.5%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (‑11.3%), the S&P/TSX Composite Index (7.2%) and the S&P 500 Index (14.1%).
The Compensation Committee met in December 2013 to approve cash bonuses for our Named Executive Officers for 2013 performance. The cash bonuses paid to our Named Executive Officers decreased by an average of 7.2% from 2012 levels and represented 91.3% of base salaries (2012 – 103.0%). This decrease was reflective of our total shareholder return for the year ended December 31, 2013 of 3.5%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (13.8%), the S&P/TSX Composite Index (13.0%) and the S&P 500 Index (32.4%). For a description of the factors considered by the Compensation Committee in establishing cash bonuses for 2013 performance, see " – Compensation Program Components – Bonuses" above.
Cost of Management Ratios
We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total cost is aligned with our goal of creating value for our shareholders.

Parameter and Ratios	2010	2011	2012	2013
Total cash compensation for the Named Executive Officers ($ millions)(1)	$3.9	$4.4	$3.9	$3.8
As a % of total market capitalization(2)	0.07%	0.07%	0.08%	0.07%
As a % of funds from operations(3)	0.87%	0.80%	0.74%	0.63%
Total shareholder return	66.9%	28.1%	-20.5%	3.5%
Notes:

(1)	Total cash compensation for 2012 excludes the special one-time bonus paid to our former President and Chief Executive Officer.

(2)	Total market capitalization is calculated by multiplying the number of common shares outstanding at year-end by the closing price of the common shares on the last trading day of the year.

(3)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2013.

EXECUTIVE COMPENSATION
Summary Compensation Table
Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us. The following table sets forth information concerning the compensation paid to our Named Executive Officers for the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plans(2) ($)	Long-term incentive plans ($)
Raymond T. Chan(4) Executive Chairman	2013 2012 2011	300,000 300,000 300,000	1,520,400 968,100 900,200	- - -	325,000 500,000 300,000	- - -	- - -	30,000 30,000 30,000	2,175,400 1,798,100 1,530,200
James L. Bowzer(5) President and Chief Executive Officer	2013 2012	575,000 183,333	3,002,800 2,339,500	- -	600,000 200,000	- -	- -	57,500 18,333	4,235,300 2,741,167
W. Derek Aylesworth Chief Financial Officer	2013 2012 2011	360,000 345,000 330,000	1,303,200 1,282,636 1,147,755	- - -	320,000 315,000 315,000	- - -	- - -	36,000 34,500 33,000	2,019,200 1,977,136 1,825,755
Marty L. Proctor Chief Operating Officer	2013 2012 2011	360,000 330,000 310,000	1,303,200 968,100 765,170	- - -	320,000 290,000 260,000	- - -	- - -	36,000 33,000 31,000	2,019,200 1,621,100 1,366,170
Geoffrey J. Darcy(6) Vice President, Marketing	2013 2012 2011	300,000 285,000 91,666	777,360 580,860 270,060	- - -	165,000 160,000 80,000	- - -	- - -	30,000 28,500 9,166	1,272,360 1,054,360 450,893
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see " – Share Award Valuation" below.

(2)
The amounts shown in the table above for 2013 represent the annual bonus awarded for 2013 and were paid, at the option of the Named Executive Officer, in either December 2013 or January 2014. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits". The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(4)	Mr. Chan was Interim Chief Executive Officer from May 10 to September 4, 2012.

(5)	Mr. Bowzer commenced employment with Baytex on September 1, 2012. His annualized salary for 2012 was $550,000.

(6)	Mr. Darcy commenced employment with Baytex on September 1, 2011. His annualized salary for 2011 was $275,000.

Share Award Valuation
During 2013, share awards were granted on January 18, April 1, July 1 and July 10. Each of the independent directors and the Named Executive Officers were recipients of the awards granted on January 18 and April 1, 2013.
For purposes of this executive compensation disclosure, the fair value of the share awards was determined by multiplying the number of restricted and performance awards granted by the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date. This calculation assumes a payout multiplier of 1x for the performance awards and does not include the value of the dividend equivalents received on the restricted and performance awards under the Share Award Incentive Plan.
The fair value of the share awards presented in this executive compensation disclosure differs from the fair value determined in accordance with International Financial Reporting Standards ("IFRS") for financial statement purposes. Under IFRS 2 "Share-based Payment", the fair value of share awards is determined at the date of grant using the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date and, for performance awards, an estimated payout multiplier.
The main difference between Baytex's approach to calculating the fair value of the share awards for purposes of this executive compensation disclosure and IFRS is the estimated payout multiplier for purposes of valuing the performance awards.
Pursuant to the terms of the Share Award Incentive Plan, the payout multiplier for performance awards is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For purposes of this executive compensation disclosure, the Compensation Committee determined to use a payout multiplier of 1x, being the mid-point of the low and high payout multipliers. Under IFRS, an initial estimated payout multiplier, based on historical performance, of 1.64x was used. This multiplier is adjusted on an on-going basis as new information becomes available. The current multipliers applied to the various tranches of each grant fall within a range of 1.5x to 2x. As there can be no assurance that future performance will match historical performance, the Compensation Committee prefers to use a mid-point payout multiplier. This approach is also consistent with the approach followed by other issuers in the peer group with similar plans and with the methodology specified in the Share Award Incentive Plan for calculating the value of any performance awards granted to independent directors.
The following table sets forth the fair value of the share awards on the applicable grant date and the payout multipliers used by Baytex for this executive compensation disclosure and determined in accordance with IFRS.

Grant Date	Fair Value of Share Awards	Payout Multiplier for Performance Awards
		Baytex	IFRS
January 18, 2013	$44.20	1.0x	1.5 – 2.0x
April 1, 2013	$42.68	1.0x	1.5 – 2.0x
July 1, 2013	$37.45	1.0x	1.5 – 2.0x
July 10, 2013	$39.93	1.0x	1.5 – 2.0x

Outstanding Option-based and Share-based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2013.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		At Grant Date ($)	At Year-end ($)
Raymond T. Chan	75,000	27.72	17.94	Dec. 11, 2014	1,777,500	11,336 RA 43,668 PA	2,290,367	-
James L. Bowzer	-	-	-	-	-	20,667 RA 82,667 PA	4,302,828	-
W. Derek Aylesworth	17,500	27.72	17.94	Dec. 11, 2014	414,750	14,466 RA 41,700 PA	2,338,752	-
Marty L. Proctor	-	-	-	-	-	12,534 RA 36,468 PA	2,040,457	-
Geoffrey J. Darcy	-	-	-	-	-	10,100 RA 17,900 PA	1,165,920	-
Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "Common Share Rights Incentive Plan – Exercise Price" below.

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2013 (being $41.64) and the exercise price of the Share Incentive Rights on December 31, 2013. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

(3)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2013 (being $41.64). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2013 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013.

Name	Option-based Awards Value vested during the year ($)	Share-based Awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
Raymond T. Chan	-	1,086,499	325,000
James L. Bowzer	-	1,370,046	600,000
W. Derek Aylesworth	-	1,372,051	320,000
Marty L. Proctor	-	975,944	320,000
Geoffrey J. Darcy	-	435,675	165,000
Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(2)
The amounts shown in the table above for each of the Named Executive Officers represent the annual bonus awarded for 2013 and was paid, at the option of the Named Executive Officer, in either December 2013 or January 2014. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

Please note that the values in this table for option-based and share-based awards differ from the values shown in the Summary Compensation Table above. The values reported in this table represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards that were granted during the year. See " – Share Award Valuation".
Share Award Incentive Plan
At a special meeting held on December 9, 2010, the unitholders of the Trust approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on May 14, 2013, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to May 14, 2016).
Listed below is a summary of the principal terms of the Share Award Incentive Plan. A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on March 14, 2013 under the filing category Security holders documents). Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.
Purpose of the Share Award Incentive Plan
The principal purposes of the Share Award Incentive Plan are: (i) to retain and attract qualified Service Providers that Baytex and its affiliates require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its affiliates and put forth maximum efforts for the success of the business of Baytex and its affiliates; and (iii) to focus management of Baytex and its affiliates on operating and financial performance and long-term total shareholder return.

Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals. In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre‑defined operational and financial goals which have been identified for increasing long-term total shareholder return.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
Grant Practice
For share awards granted in 2011 and 2012, the Compensation Committee's practice was to split the restricted and performance awards into two equal amounts, with 50% to be granted on a date determined by the Compensation Committee and 50% to be deferred by approximately six months (with such grant being conditional on the grantee continuing to be a service provider at such time). The issue dates established by the Compensation Committee for these awards were one-third on each of the first, second and third anniversary dates of the date of grant. The Compensation Committee felt that structuring the awards in this manner increased the retention element of the Share Award Incentive Plan.
On March 25, 2013, the Compensation Committee changed its grant practice to make a single grant with an issue date schedule that was structured in the same manner as share awards with a "split" grant date. This change simplified the administration of the plan by reducing the number of grants by 50% while still achieving the retention element of the prior "split" grant practice. As a result of this change, all share awards that had been approved for grant on a future date were granted on April 1, 2013 (with the same issue date schedule).

For any new share awards granted after March 25, 2013, the Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish Issue Dates for a Restricted Award that would result in all of the common shares awarded pursuant to such Restricted Award being issued prior to the third anniversary of the grant date of such Restricted Award.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish Issue Dates for a Performance Award that would result in all of the common shares awarded pursuant to such Performance Award being issued prior to the third anniversary of the grant date of such Performance Award.
The Payout Multiplier is determined by the Compensation Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan and such additional measures as the Compensation Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the Issue Date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, respectively.
Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the Compensation Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards (and any other long-term incentive plans) shall not exceed a number of common shares equal to 3.3% of the aggregate number of issued and outstanding common shares.

Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $100,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period, then the Issue Date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the Issue Date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not contain any provisions for financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Compensation Committee.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the securityholdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Compensation Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the Compensation Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of Baytex by the Shareholders, such event shall be treated as a termination under (d) above.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.
In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.
Common Share Rights Incentive Plan
In connection with the formation of Baytex Energy Trust in 2003, unitholders approved the adoption of the Trust Incentive Plan pursuant to which rights to acquire trust units could be granted to the directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries.
Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares. The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan.
In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program. We have not made any grants under the Share Incentive Plan since the adoption of the Share Award Incentive Plan and cannot make any grants without shareholder approval (as the three-year approval of the unallocated rights under the Share Incentive Plan expired on

May 20, 2012). The Share Incentive Plan will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015).
Listed below is a summary of the principal terms of the Share Incentive Plan. A copy of the Share Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 10, 2011 under the filing category Security holders documents). Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Incentive Plan.
Limitation on Common Shares Reserved: A maximum of 10% of the aggregate number of our issued and outstanding common shares (the "Total Shares") are reserved for issuance under the Share Incentive Plan (and any other long-term incentive plans). As a result of an amendment to the Share Award Incentive Plan approved by the Board on March 6, 2013 (and the shareholders on May 14, 2013), the maximum number of common shares reserved for issuance under the Share Incentive Plan (and any other long-term incentive plans) has been effectively reduced to 3.3% of the outstanding common shares at the relevant time. See " – Share Award Incentive Plan".
As noted above, we cannot make any grants under the Share Incentive Plan without shareholder approval (as the three-year approval of the unallocated rights under such plan expired on May 20, 2012).
Eligible Participants: The directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, the "Service Providers") are eligible to participate in the Share Incentive Plan.
Limitations on Grants: The Share Incentive Plan contains the following limitations: (i) the aggregate number of common shares issuable to non-management directors at any time under the Share Incentive Plan cannot exceed 1% of the Total Shares; (ii) the value of all Share Incentive Rights granted to any one non-management director during a calendar year, as calculated on the date of grant, cannot exceed $100,000; (iii) the aggregate number of Share Incentive Rights held by any one holder at any given time cannot exceed 1% of the Total Shares; and (iv) the aggregate number of common shares issued to insiders within any one-year period or issuable to insiders at any time under the Share Incentive Plan and any other security based compensation arrangements cannot exceed 10% of the Total Shares.
Exercise Period: Share Incentive Rights granted under the Share Incentive Plan may be exercised during a period not exceeding five (5) years from the date upon which they were granted (the "Exercise Period"). If the expiry date of any Share Incentive Right falls within any period of time during which certain persons may not trade in our securities (a "Blackout Period") (or within ten business days following the end of any Blackout Period), then the expiry date of any Share Incentive Right held by any person subject to a Blackout Period shall be extended to the date that is ten business days following the end of such Blackout Period.
Vesting Provisions: Under the terms of the Share Incentive Plan, the Board has the authority to determine the manner in which the Share Incentive Rights vest and become exercisable. The Board's historical practice has been for Share Incentive Rights to vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Share Incentive Plan also provides that the vesting provisions will be accelerated upon the occurrence of a "change of control" (as described below).
Grant Price: The grant price (the "Grant Price") for any Share Incentive Rights granted under the Share Incentive Plan is the closing price of the common shares on the Toronto Stock Exchange (or, in the case of Service Providers working in the United States, the New York Stock Exchange) on the trading day prior to the grant date.
Exercise Price: For Service Providers that are subject to income taxes in the United States, the exercise price ("Exercise Price") of a Share Incentive Right shall be equal to the Grant Price. For Service Providers that are not subject to income taxes in the United States, the Exercise Price of a Share Incentive Right shall be, at the election of such Service Provider, either (i) the Grant Price or (ii) calculated by deducting from the Grant Price all monthly dividends (or distributions), on a per share (or unit) basis, made by us after the grant date where all such monthly dividends (or distributions) represent a return of more than 0.833% of our recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month. In no event shall the Exercise Price be less than $1.00 per right.

Termination: Upon any holder of Share Incentive Rights ceasing to be a Service Provider for any reason whatsoever, other than for cause or death, during the Exercise Period, all Share Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Share Incentive Rights shall have until the earlier of: (a) 30 days from the date such holder ceased to be a Service Provider; or (b) the end of the Exercise Period, to exercise the portions of any outstanding Share Incentive Rights which have vested and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void. Upon the termination of any Service Provider for cause, our Board may, in its sole discretion, determine that all vested Share Incentive Rights which have not been exercised shall immediately terminate and become null and void. Upon the death of a Service Provider during the Exercise Period, any Share Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder will have until the earlier of: (a) six (6) months from the date of the death of such holder; or (b) the end of the Exercise Period, to exercise those outstanding Share Incentive Rights which had vested as at the date of death and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void.
Change of Control: On the effective date of a "change of control" of Baytex, the vesting provisions applicable to outstanding Share Incentive Rights shall be accelerated such that all unvested Share Incentive Rights shall immediately become exercisable. A "change of control" includes: (a) a successful take-over bid pursuant to which the offering party acquires ownership of more than fifty percent (50%) of the outstanding Total Shares; (b) the issuance to or acquisition by any person, or group of persons acting in concert, of fifty percent (50%) or more of the outstanding Total Shares; (c) the sale of all or substantially all of the assets of Baytex; and (d) the liquidation, winding-up or dissolution of Baytex, provided that a "change of control" shall be deemed to not have occurred pursuant to an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the reorganization will hold more than ninety percent (90%) of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization or if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a change of control should be deemed to not have occurred.
Assignment: Share Incentive Rights may not be transferred or assigned.
Financial Assistance: No financial assistance will be provided to Service Providers by Baytex or any of its affiliates to facilitate the exercise of Share Incentive Rights.
Amendment: Subject to the approval of the Toronto Stock Exchange, the Share Incentive Plan may be amended, modified or terminated by the Board without the approval of shareholders, provided that the following types of amendments must be approved by shareholders: (a) any increase in the percentage of common shares reserved for issuance under the plan; (b) any reduction in the exercise price of any outstanding Share Incentive Rights held by insiders; (c) any extension of the term of any outstanding Share Incentive Rights held by insiders beyond the original expiry date of such rights; (d) any amendment that would permit a holder to transfer or assign Share Incentive Rights (other than in the case of death of the holder); (e) any amendment to increase the number of common shares that may be issued to insiders; or (f) any amendment to the amendment provision of the Share Incentive Plan. In addition, no amendment to the Share Incentive Plan or any outstanding Share Incentive Rights may be made without the consent of the holder of such rights if such amendment adversely alters or impairs such holder's Share Incentive Rights.
Pension Plan Benefits
We do not have any pension plans for our employees. We have established a savings plan to assist employees in meeting their savings goals. See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".
Employment Contracts
Baytex Energy has entered into agreements with each of the Named Executive Officers that provide for certain payments to be made in certain circumstances following the occurrence of a "change of control" of Baytex. The agreements define a "change of control" in the same manner as the Share Award Incentive Plan (see "Executive Compensation –

Share Award Incentive Plan – Change of Control"). The agreements do not apply in the event of a termination of employment in advance of a change of control. In such circumstances, the Named Executive Officers' entitlements, other than Mr. Bowzer, would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan and the Share Incentive Plan. In the case of Mr. Bowzer, his offer of employment provided that, in the event of a termination without cause in advance of a change of control, his severance payment would be based on the common law notice period, with credit given for years of service with his prior employer. In addition, Mr. Bowzer would be reimbursed for reasonable relocation expenses and receive a monetary amount in lieu of Share Awards that are forfeited during the common law notice period.
The following table shows the compensation arrangements that would be provided to the Named Executive Officers upon the occurrence of the termination events listed below.

Termination Event	Applies to	Arrangement
Change of Control and termination of employment by Baytex Energy or the executive (for any reason)(1)	Executive Chairman President and Chief Executive Officer
Base Salary: to receive 30 months base salary.
Bonus Consideration: to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 30 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Change of Control and a subsequent Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All Named Executive Officers (other than the Executive Chairman and the President and Chief Executive Officer)
Base Salary: to receive 24 months base salary.
Bonus Consideration: to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 24 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Termination without Cause in advance of a Change of Control	President and Chief Executive Officer
Severance Payment: to receive amount based on common law notice period, with credit given for years of service with prior employer.
Relocation: to receive reimbursement for reasonable relocation expenses.
Share Awards: to receive payment in lieu of Share Awards that are forfeited during the common law notice period.

Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated. In addition, the agreements with the Executive Chairman and the President and Chief Executive Officer provide them with the right, within six months following the date of the change of control, to treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control and termination of employment occurred on December 31, 2013.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Share Awards(1)	Total Incremental Payment
Raymond T. Chan	2.5	750,000	812,500	105,079	2,290,367	3,957,946
James L. Bowzer	2.5	1,437,500	1,500,000	162,348	4,302,828	7,402,676
W. Derek Aylesworth	2.0	720,000	640,000	92,801	2,338,752	3,791,553
Marty L. Proctor	2.0	720,000	640,000	86,894	2,040,457	3,487,352
Geoffrey J. Darcy	2.0	600,000	330,000	74,027	1,165,920	2,169,947
Note:

(1)
In the event of a change of control, the Share Award Incentive Plan provides that the issue date(s) applicable to the share awards will be accelerated such that the common shares to be issued pursuant to such share awards will be issued immediately prior to the date upon which the change of control is completed and the payout multiplier applicable to any performance awards shall be determined by the Compensation Committee. The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards by the closing price of the common shares on the TSX on December 31, 2013 (being $41.64). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

Liability Insurance of Directors and Officers
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2013 was $524,618.
In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plans under which equity securities of Baytex may be issued are the Share Award Incentive Plan and the Share Incentive Plan. These plans reserve for issuance a maximum of 3.3% of the issued and outstanding common shares at any given time. See "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan".
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2013.

	Number of Common Shares to be Issued Upon Conversion of Share Awards and Exercise of Share Incentive Rights	Weighted Average Exercise Price of Outstanding Rights		Number of Common Shares remaining available for future issuance under the equity compensation plans
		At Grant Date	At Year-end
Equity compensation plans approved by shareholders:(1)
Share Award Incentive Plan(2)	1,303,000	n/a	n/a	2,118,000
Share Incentive Plan(3)	717,000	$27.11	$17.69	-(4)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a	n/a
Total	2,020,000	$27.11	$17.69	2,118,000
Notes:

(1)
The only compensation plans under which equity securities of Baytex may be issued are the Share Award Incentive Plan and the Share Incentive Plan. See "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan".

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards.

(3)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "Executive Compensation – Common Share Rights Incentive Plan – Exercise Price". The weighted average remaining term of the outstanding Share Incentive Rights at December 31, 2013 was 0.9 of a year.

(4)
We have not made any grants under the Share Incentive Plan since the adoption of the Share Award Incentive Plan and cannot make any grants without shareholder approval (as the three-year approval of the unallocated rights under the Share Incentive Plan expired on May 20, 2012). The Share Incentive Plan will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015).

EQUITY OWNERSHIP
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by each of the Named Executive Officers, all other officers (as a whole) and all Independent Directors (as a whole) as of March 3, 2014 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Share Incentive Rights(3)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Named Executive Officers:
Raymond T. Chan	619,142	25,774,881	43,668	1,817,899	11,336	471,918	75,000	1,826,250	29,890,948
James L. Bowzer	34,349	1,429,949	82,667	3,441,427	20,667	860,367	-	-	5,731,743
W. Derek Aylesworth	180,316	7,506,555	41,700	1,735,971	14,466	602,220	17,500	426,125	10,270,871
Marty L. Proctor	120,312	5,008,589	36,468	1,518,163	12,534	521,790	-	-	7,048,542
Geoffrey J. Darcy	20,154	839,011	17,900	745,177	10,100	420,463	-	-	2,004,651
Total Named Executive Officers	974,273	40,558,985	222,403	9,258,637	69,103	2,876,758	92,500	2,252,375	54,946,755
Other Officers	120,845	5,030,777	79,996	3,330,233	48,127	2,003,527	145,000	3,806,050	14,170,588
Independent Directors	752,975	31,346,349	20,868	868,735	5,520	229,798	42,667	1,038,941	33,483,823
Total Officers and Directors	1,848,093	76,936,112	323,267	13,457,605	122,750	5,110,083	280,167	7,097,366	102,601,166
Notes:

(1)
The amount and value of the common shares includes Subscription Receipts. The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on March 3, 2014 ($41.63).

(2)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 3, 2014. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the awards.

(3)
The value of the Incentive Rights was calculated based on the difference between the closing price of the common shares on the TSX on March 3, 2014 and the exercise price of the Share Incentive Rights on March 3, 2014. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

OWNERSHIP GUIDELINES
The Board has established ownership guidelines for the Executive Chairman, the President and Chief Executive Officer and the independent directors. The Executive Chairman and the President and Chief Executive Officer are required to acquire and hold common shares having a market value of at least three times their annual base salary, with such ownership level to be attained within a period of three years from the date of appointment or March 9, 2011, whichever is later. The independent directors are expected to own common shares having a market value of at least three times (i) the amount of their annual retainer and (ii) the value of their annual grant under the Share Award Incentive Plan, with such ownership level to be attained within a period of three years from their date of their election/appointment or February 1, 2015, whichever is later.
The following table sets out the common share and Subscription Receipt ownership levels of the Executive Chairman, the President and Chief Executive Officer and each independent director as at March 3, 2014.

Name	Ownership Value Guideline(1) ($)	Ownership Value(2) ($)	Guideline Met (Y) or Investment Required to Meet Guideline
Raymond T. Chan Executive Chairman	975,000	25,774,881	Y
James L. Bowzer President and Chief Executive Officer	1,800,000	1,429,949	$295,051 (3)
John A. Brussa	420,000	15,092,832	Y
Edward Chwyl	420,000	2,423,157	Y
Naveen Dargan	420,000	6,120,484	Y
R.E.T. (Rusty) Goepel	420,000	1,217,303	Y
Gregory K. Melchin	420,000	1,202,524	Y
Mary Ellen Peters	420,000	104,075	$315,925 (4)
Dale O. Shwed	420,000	5,185,974	Y
Notes:

(1)
The ownership value guideline for the independent directors is based on the 2014 annual retainer of $40,000 plus an estimated value for the annual grant under the Share Award Incentive Plan of $100,000.

(2)	Based on the closing price of the common shares on the TSX on March 3, 2014 (being $41.63).

(3)	Mr. Bowzer has until September 4, 2015 to meet the ownership guideline.

(4)	Ms. Peters has until July 1, 2016 to meet the ownership guideline.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that 7 of 9 of our directors, representing 77% of the directors, are independent. These seven independent directors are: John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin, Mary Ellen Peters and Dale O. Shwed. Raymond T. Chan, our Executive Chairman, and James L. Bowzer, our President and Chief Executive Officer, are not considered to be independent.
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.
At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). During the year ended December 31, 2013, a total of 12 in camera sessions were held by the Board and the Board committees.
Raymond T. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009. Mr. Chan is not considered to be an independent director as he was the Chief Executive Officer of Baytex Energy from September 2003 to December 2008. Mr. Chan also served as our Interim Chief Executive Officer from May to September 2012. As our Executive Chairman, Mr. Chan provides overall leadership to our Board. Among other things, our Executive Chairman maintains a liaison and communication with (i) the Lead Independent Director, the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex. Our Executive Chairman is also responsible for the overall management of our Board and assists the Chief Executive Officer and management on strategic issues.
Edward Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same position with Baytex Energy since February 17, 2009. The Lead Independent Director's primary role is to act as liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board. In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Executive Chairman, acts as chair of the in camera sessions held during meetings of the Board, meets annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.
The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
James L. Bowzer	None
John A. Brussa
Argent Energy Ltd. (the administrator of Argent Energy Trust), Calmena Energy Services Inc., Cardinal Energy Ltd., Crew Energy Inc., Enseco Energy Services Corp., Just Energy Group Inc., Long Run Exploration Ltd., Pinecrest Energy Inc., RMP Energy Inc., Storm Resources Ltd., TORC Oil & Gas Ltd., Twin Butte Energy Ltd. and Yoho Resources Inc.

Raymond T. Chan	Telus Corporation and TORC Oil & Gas Ltd.
Edward Chwyl	Long Run Exploration Ltd. and US Oil Sands Inc.
Naveen Dargan	None
R.E.T. (Rusty) Goepel	Amerigo Resources Ltd. and Telus Corporation
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Mary Ellen Peters	Gibson Energy Inc.
Dale O. Shwed	Crew Energy Inc. and TORC Oil & Gas Ltd.

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2013.

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee	Overall Attendance
James L. Bowzer(1)	4/4	4/4	1/1	1/1	1/1	100%
John A. Brussa	4/4	-	-	1/1	1/1	100%
Raymond T. Chan (1)	4/4	4/4	1/1	1/1	1/1	100%
Edward Chwyl	4/4	-	1/1	1/1	1/1	100%
Naveen Dargan	4/4	5/5	1/1	-	-	100%
R.E.T. (Rusty) Goepel	4/4	3/4	-	-	1/1	89%
Gregory K. Melchin	4/4	5/5	-	-	-	100%
Mary Ellen Peters	2/2	2/2	1/1	-	-	100%
Dale O. Shwed	4/4	-	-	1/1	-	100%
Note:

(1)
During 2013, Mr. Chan served as our Executive Chairman and Mr. Bowzer served as our President and Chief Executive Officer. In these capacities, they are typically invited to attend all committee meetings.

Board Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule "A" hereto.
Board Committees
Our Board has four committees: the Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Reserves Committee. Each of the committees is composed entirely of independent directors. No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.

Audit Committee
The members of the Audit Committee are Naveen Dargan (Chairman), Gregory K. Melchin and Mary Ellen Peters. The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures; and

•	reviewing risk management policies and procedures.
Compensation Committee
The members of the Compensation Committee are Edward Chwyl (Chairman), Naveen Dargan and Mary Ellen Peters. The committee's mandate includes:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	reviewing on an annual basis the performance of the President and Chief Executive Officer (the "CEO");

•
determining and approving the compensation and benefits package and bonuses for each of the officers of Baytex and, in connection therewith, receiving and considering the CEO's recommendations for, and appraisal of the performance of, the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the recommendation of the CEO and determining and approving such compensation and benefits package and bonuses (with the allocation thereof to specific employees to be made by the CEO);

•	reviewing the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•	administering our long-term incentive plans;

•	considering performance objectives for the ensuing year for the CEO and, if appropriate, the other officers of Baytex; and

•	preparing and recommending to the Board any required disclosures of compensation practices to be included in our information circular - proxy statement.
Nominating and Governance Committee
The members of the Nominating and Governance Committee are John A. Brussa (Chairman), Edward Chwyl and R.E.T. (Rusty) Goepel. The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the Board committees and the CEO;

•
developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and ownership guidelines for the Executive Chairman, the CEO and the independent directors; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.
Reserves Committee
The members of the Reserves Committee are Dale O. Shwed (Chairman), John A. Brussa and Edward Chwyl. The committee's mandate includes:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Executive Chairman, Lead Independent Director, Chair of each Board committee and the Chief Executive Officer, our corporate policies and our by-laws. In addition, a new director is provided with copies of our continuous disclosure record and the minutes of the Board and committee meetings for the preceding 12 months and a copy of the materials from the last strategic planning session. A new director will also meet with the Executive Chairman and Lead Independent Director (to discuss the functioning of the Board and our business strategy and governance structure), the Chair of each Board committee that the new director will be appointed to (to review the responsibilities of the committee) and with the CEO, the Chief Financial

Officer, the Chief Operating Officer and the Vice President of each business unit and other key functions (to discuss our business and the industry in general).
No formal continuing education program currently exists for our directors. Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.
Retirement Policy
We do not have a formal retirement policy for our directors or officers.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to the position. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a board member.
Assessments
In March 2014, the Lead Independent Director met individually with each of the directors to discuss the performance and effectiveness of the Board and its committees and to request input on how the Board and its committees could operate more effectively.

In March 2014, under the direction of the Nominating and Governance Committee, each director completed a confidential survey designed to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees. The survey results will be summarized under the direction of the Nominating and Governance Committee and reported to the Board at a future meeting.
Position Descriptions
Our Board has developed written position descriptions for the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and the CEO.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
ADDITIONAL INFORMATION
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2013 and the related management's discussion and analysis of operating and financial results, which are contained in our 2013 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to Deloitte LLP in 2013. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.
OTHER MATTERS
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Dated: April 2, 2014

SCHEDULE "A"
BAYTEX ENERGY CORP.
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE
ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Executive Chairman of the Board (the "Executive Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Executive Chairman and the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing an Executive Chairman and Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Executive Chairman and the Lead Independent Director of the Board, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Executive Chairman shall preside at all meetings of the Board, unless the Executive Chairman is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Executive Chairman may determine.

5.	Agendas, approved by the Executive Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on February 28, 2011

Exhibit 99.2

SCHEDULE "B"
ADVANCE NOTICE BY-LAW

BY-LAW NO. 2

A BY-LAW RELATING TO THE ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS OF

BAYTEX ENERGY CORP.

IT IS HEREBY ENACTED as a By-law No. 2 of Baytex Energy Corp. ("Baytex") as follows:

1.
Subject only to the provisions of the Business Corporations Act (Alberta) (the "Act") and the articles of Baytex, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of Baytex. Nominations of persons for election to the board of directors of Baytex (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders of Baytex pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a meeting of the shareholders of Baytex made in accordance with the provisions of the Act; or

(c)
by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this by-law and at the close of business on the record date for notice of such meeting, is entered in the securities register of Baytex as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to Baytex; and (ii) complies with the notice procedures set forth below in this by-law.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of Baytex at the principal executive offices of Baytex.

3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of Baytex must be made:

(a)
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

B-2

4.	To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of Baytex must set forth:

(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (iii) the citizenship of such person; (iv) the number of securities of each class or series of securities in the capital of Baytex which are owned beneficially or of record by the person or under the control or direction, directly or indirectly, of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) such person's written consent to being named in the notice as a nominee and to serving as a director of Baytex if elected; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the notice: (i) the name and address of such Nominating Shareholder, as they appear on the securities register of Baytex; (ii) the number of securities of each class or series of securities of Baytex owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder; (iii) full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any others acting jointly or in concert with any of the foregoing, including the nominee; (iv) full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of Baytex, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of Baytex; (v) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct or control the voting of any securities of Baytex; and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

Baytex may require any proposed nominee to furnish such other information and documents as may reasonably be required by Baytex to (i) determine the eligibility of such proposed nominee to serve as an independent director of Baytex or that could be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee, or (ii) satisfy the requirements of applicable stock exchange rules.

In addition, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

5.
No person shall be eligible for election as a director of Baytex unless nominated in accordance with the provisions of this by-law; provided, however, that nothing in this by-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the Chairperson of the meeting. The Chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this by-law:

B-3

(a)
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by Baytex under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.
Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of Baytex pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of Baytex for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of Baytex, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law.

Made by the Board of the Directors of Baytex the 12th day of March, 2014.

(signed) "Murray J. Desrosiers"
_______________________________________
Secretary

Confirmed by the shareholders in accordance with the Act the ________day of ___________, 2014.

_______________________________________
Secretary